Sutcliffe Resources, Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

December 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn: H. Roger Schwall, Assistant Director

Re:	Sutcliffe Resources, Ltd. Commission File No. 0-51570
Amendment #2 to Registration Statement on Form 20-F filed October 13,
2005 and amended (#1) October 31, 2005

Dear Mr. Schwall:

     In response to your letter dated November 30, 2005 regarding our October 31, 2005 amended Form 20-F submission, the following information, corresponding sequentially to the paragraphs in your letters, is hereby submitted on behalf of the Registrant, Sutcliffe Resources, Ltd. (the “Company”). Please be advised that changes have been made to the above referenced registration statement amendment #1, where appropriate, to update the information therein and all changes are appropriately marked. Two copies of the amended registration statement, noting changes in redline, are being provided to you under separate transmittal to facilitate your review of the document.

Form 20-FR Amendment #1
General

1.	Where appropriate, parallel changes have been made to affected sections related to our response to your comments in one section that may also relate to another section of the registration statement.

2.

In response to your comment, the Company has either eliminated the use of excessive technical language where possible in its descriptions or has defined such terms as deemed appropriate. Such revised wording, particularly in Item 4D (pages 17-26) has been marked accordingly in the amended submission.

3.

606896 B.C. is the owner of the Harrison Lake property mineral rights and claims to which the Company and International Millennium Mining Corporation each have a 50% option to purchase. There are no related party affiliations between 606896 B.C., IMM and the Company. With the exception of the aforementioned arrangement, there are no further business dealing between the Company and IMM. With respect to 606896 B.C., the TSX Venture Exchange has accepted for filing documentation pursuant to an arm's-length purchase and sale agreement between Sutcliffe Resources Ltd. and 606896 B.C. Ltd. wherein the company has agreed to acquire from 606896 a 100-per-cent interest in the Bloom 1-10 mineral claims located west of and adjoining the Harrison Lake project in southwestern British Columbia. In consideration, the Company has agreed to issue to 606896 B. C. a total of $240,000 payable as to $40,000 in cash and the issuance of 500,000 common shares at a deemed price of 40 cents per share. In addition, the purchase price will include a 2.0-per-cent net smelter royalty, of which 1 per cent of the 2 per cent (or 50 per cent of the total royalty) may be repurchased at any time for $500,000. No payments have been made to date. Further disclosure has been added to page 22 to reflect the above representation relating to the arm’s length transaction.

4.

The two cease trade orders were issued against the Company in 2000 for failure to file financial statements for fiscal year 1999. This failure to file was due to inactivity in the Company as a consequence of a lack of working capital. The cease trade orders were revoked in December 2003 as the Company completed all of its required financial statements for fiscal years prior to 2003 and filed them with the appropriate Commissions, as well as disseminating them to its shareholders.

5.	The securities sold pursuant to the private placements noted in the referenced registration statement did not take place in the United States and were not sold to residents of the United States.

Forward-Looking Statements, page 3

6.	In response to your comment, the reference to the Private Securities Litigation Reform Act has been eliminated from the disclosure in the last paragraph of page 3.

Key Information
Exchange Rates, page 7

7.	The exchange rates on page 7 have been updated to include the months of October and November 2005.

Risk Factors, page 8

8.

Certain language that mitigates risk has been deleted from risk factors, as applicable, and marked accordingly. In addition, risk factor subheadings have been revised as necessary to better reflect the risk that follows.

9.	A risk factor has been added to the bottom of page 12 that relates to the issue of Sutcliffe’s ability to continue to operate as a going concern.

10.	A risk factor has been added to the bottom of page 12 that discusses the potential dilutive effect of escrow shares, options and warrants.

11.

A risk factor has been added to the middle of page 11 that discusses the potential effect related to officers and directors not devoting their full professional time to the operations of Sutcliffe, as well as Sutcliffe not having any full time employees.

Operating and Financial Review and Prospects, page 18
Liquidity and Capital Resources, page 22

12.

In 2003, the Company accrued $30,909 as a note payable to Starfield Resources Ltd, a related company, in connection with funds advanced on behalf of the Company. The debt was subsequently retired in fiscal year 2004. Additional disclosure has been added to the Related Party Transaction section on page 41.

Directors, Senior Management and Employees, page 25

13.

The approximate percentages of professional time allocated to the operations of Sutcliffe by each of the officers and directors are as follows: Laurence Stephenson, CEO – 50%; Susan Wong, CFO – 10%; Robert Maddigan, Director – 25%; and Glen Indra, Director – 25%. A new paragraph has been added to the bottom of page 33 that discloses this time allocation.

Compensation, page 27

14.

Table No. 6 – Summary Compensation on page 36 has been revised to include compensation disclosure for Susan Wong – CFO, Glen Indra – Director and Robert Maddigan – Director.  Additional information has also been added to Table No. 8 on page 37.

Major Shareholders and Related Party Transactions
Significant Changes in Major Shareholders’ Holdings page 31

15.

Additional disclosure has been added to Item 7.A.1(b) Significant Changes in Major Shareholder’s Holdings on page 40 to meet the information requirement of this section. The cross-reference to Item 6.E Share Ownership and Table No. 9 has been eliminated.

Additional Information, page 35

16.

An additional paragraph has been added to Item 10.A – Share Capital on page 44 disclosing the characteristics of flow-through shares with a cross reference to Footnote 5. – Share Capital of the June 30, 2005 financial statements.

Controls and Procedures, page 45

17.

After discussion with Commission staff, the Company has elected to eliminate its disclosure on controls and procedures in its entirety and reference that this section is not applicable to this submission as a Registration Statement in accordance with Item 15 of Form 20-F.

Audit Committee Financial Expert, page 45

18.

Additional disclosure has been added to Item 16A on the bottom of page 53 noting that the Company’s Audit Committee financial expert, Laurence Stephenson, is not deemed to be “independent” as a consequence of his position as CEO and Director.

Auditor’s Report, Page 50

19.	The auditor’s report covering fiscal years 2002, 2003 and 2004 (see page 71) has been revised to specify that the Company’s financial statements are presented in accordance with Canadian GAAP.

20.	An updated auditor’s consent has been included with the amended filing as exhibit 15a.

21.

The audit for fiscal years 2002, 2003 and 2004 was conducted in accordance with Canadian auditing standards as well as the standards of the Public Company Accounting Oversight Board (United States). The auditor’s report on page 71 has been revised accordingly.

Financial Statements
General

22.

In response to your financial comments, the Company has made certain changes as noted below to the audited financial statements for fiscal years 2002, 2003 and 2004, as well as the unaudited interim June 30, 2005 financial statements.

Mineral Property Acquisition Costs

23.

Notes 11 (g) and (h) to the audited financial statements for fiscal years 2002, 2003, and 2004 have been revised to show that mineral property acquisition costs are accounted for as tangible assets for US GAAP purposes for reporting periods after the April 29, 2004 implementation date for EITF 04-2. Accordingly, for the financial information presented for fiscal year 2004 and for the unaudited interim June 30, 2005 financial statements, the Company has expensed all mineral property exploration costs, but has treated all acquisition costs as tangible assets for US GAAP purposes. In additional, revisions have been made to Notes 10 (g) and (h) for the unaudited June 30, 2005 financial statements.

United States Accounting Principles – Note 11

24.

Note 11 to the audited financial statements for fiscal years 2002, 2003 and 2004 has been expanded to include section (j) that provides an explanation of the difference between Canadian and US GAAP in accounting for income taxes as it related to deferred tax assets and liabilities.

25.

Note 11 to the audited financial statements for fiscal years 2002, 2003 and 2004 has been expanded to include section (i) that shows the reconciliation of Canadian GAAP operating and investing cash flows to US GAAP.

Engineering Comments
General

26.	The following language and cautionary note (indented and bolded) has been added to the Company’s website (www.sutclifferesources.com):

“This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on other properties”

27.

Disclosure related to the Company’s mineral properties have been expanded on pages 18-26 to include the information required by Industry Guide 7 (b). A paragraph has been added to the top of page 19 clearly specifying that the Company’s properties are without known reserves and its proposed programs are exploratory in nature.

28.	Small-scale maps showing the location and access to the Harrison Lake and Beale Lake property have been added to the property disclosure contained on pages 20 and 24.

Closing Comments

In connection with our response to your comments, please be advised that Sutcliffe acknowledges that:

i.	Sutcliffe is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.	Sutcliffe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please proceed with your review of the Company’s amended Registration Statement on Form 20-F. Correspondence concerning Sutcliffe Resources, Ltd, should be directed to this office. You may contact this office by telephone at (604) 608-0223, or you may send a Fax to (604) 608-0344.

Sincerely,

/s/ Laurence Stephenson
Laurence Stephenson
Chief Executive Officer